UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 13, 2006**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

In the press release dated October 13, 2006, First Financial Holdings, Inc. announced that the company is scheduled to present financial results for the fourth quarter and fiscal year on Friday, October 20, 2006 at 2:00 p.m. in a live webcast.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated October 13, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Operating Officer,
Chief Financial Officer and
Principal Accounting Officer

Date: October 13, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Announces Fourth Quarter Earnings Conference Call.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.
34 Broad Street ▪ Charleston, S.C. 29401
843-529-5933 ▪ FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations
and Corporate Secretary
(843) 529-5931

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
FOURTH QUARTER EARNINGS CONFERENCE CALL

Charleston, South Carolina (October 13, 2006) -- First Financial Holdings, Inc. (NASDAQ: FFCH) today announced that the company is scheduled to present financial results for the fourth quarter and fiscal year ending September 30, 2006 on Friday, October 20, 2006 at 2:00 p.m.

A live webcast of the presentation will be available at www.firstfinancialholdings.com.

First Financial is the thrift holding company of First Federal Savings and Loan Association of Charleston. The Association operates a total of 52 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.

- 30 -